Exhibit 99.27

GOLD X2 MINING INC.

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

Expressed in Canadian Dollars

Gold X2 Mining Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – Expressed in Canadian Dollars)

	March 31,	December 31,
	2026	2025
	$	$
		(audited)
ASSETS
Current assets
Cash and cash equivalents (Note 11)	117,226,004	12,601,306
Amounts receivable	1,293,129	541,304
Prepaid expenses and deposits	48,300	292,936
	118,567,433	13,435,546

Exploration and evaluation assets (Note 3)	77,856,750	77,779,455
Right-of-use assets and equipment (Note 4)	407,425	443,284
Long-term deposits	86,819	86,819
Total Assets	196,918,427	91,745,104

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 8)	6,153,218	4,471,554
Current portion of lease liabilities (Note 5)	76,690	113,995
Current portion of other liabilities (Note 3)	171,264	165,837
Current portion of flow-through premium liability (Note 6)	15,203,133	997,309
	21,604,305	5,748,695

Non-current portion of lease liabilities (Note 5)	77,726	170,372
Non-current portion of other liabilities (Note 3)	436,184	481,090
Non-current portion of flow-through premium liability (Note 6)	9,123,059	-
Total liabilities	31,241,274	6,400,157

EQUITY
Share capital (Note 7)	253,227,157	161,790,773
Obligation to issue shares (Notes 3 & 7)	300,000	300,000
Reserves (Note 7)	9,615,020	7,384,771
Deficit	(97,465,024)	(84,130,597)
Total equity	165,677,153	85,344,947
Total Liabilities and Equity	196,918,427	91,745,104

Nature of operations and going concern (Note 1)

Subsequent events (Note 14)

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 27, 2026. They are signed on behalf of the Board of Directors by:

“Michael Henrichsen”	“Joanna Pearson”
CEO and Director	Director

The accompanying notes are integral part of these condensed consolidated interim financial statements

Gold X2 Mining Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31,
	2026	2025
	$	$
		Restated
		(Note 13)
Expenses
Amortization (Note 4)	42,415	15,167
Consulting fees (Note 8)	891,453	286,100
Exploration expenses (Note 3)	10,309,708	5,903,099
General and administrative costs	255,488	149,538
Professional fees	76,846	195,078
Regulatory and transfer agent fees	42,265	33,756
Shareholder information and investor relations	258,699	538,613
Stock-based compensation (Notes 7 & 8)	3,523,176	782,444
Travel	104,973	18,032

Loss from operating activities	(15,505,023)	(7,921,827)
Other income (expenses)
Interest expense (Notes 3 & 5)	(26,248)	(2,369)
Part XII.6 tax (Note 6)	(28,030)	(101,358)
Interest and other income	354,549	116,874
Settlement of flow-through share premium (Note 6)	1,865,767	1,645,624
Total	2,166,038	1,658,771
Loss before income tax for the period	(13,338,985)	(6,263,056)
Deferred income tax recovery	-	298,146

Loss and comprehensive loss for the period	(13,338,985)	(5,964,910)

Loss per share – basic and diluted ($)	(0.02)	(0.02)

Weighted average number of common shares outstanding – basic and diluted (Note 10)	539,307,976	337,577,714

The accompanying notes are integral part of these condensed consolidated interim financial statements

Gold X2 Mining Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited - Expressed in Canadian Dollars)

		Share	Obligation to
	Common	Capital	issue shares	Reserves	Deficit	Total equity
	Shares	$	$	$	$	$
Balance, December 31, 2024	335,615,647	105,808,584	7,500,000	7,295,667	(59,092,102)	61,512,149
Shares issued for exercise of warrants (Note 7)	8,294,338	2,073,585	-	-	-	2,073,585
Shares issued for exercise of compensation options (Note 7)	738,394	206,181	-	(80,654)	-	125,527
Shares issued for exercise of stock options (Note 7)	100,000	38,080	-	(13,080)	-	25,000
Share issuance costs (Note 7)	-	(9,801)	-	-	-	(9,801)
Stock-based compensation (Note 7)	-	-	-	782,444	-	782,444
Loss and comprehensive loss for the period	-	-	-	-	(5,964,910)	(5,964,910)
Balance, March 31, 2025 (as restated, Note 13)	344,748,379	108,116,629	7,500,000	7,984,377	(65,057,012)	58,543,994
Shares issued for private placement (Note 7)	98,547,460	36,085,000	-	-	-	36,085,000
Flow-through share premium liability (Note 6)	-	(4,167,165)	-	-	-	(4,167,165)
Shares issued for vesting of restricted share units (Note 7)	5,695,835	1,350,287	-	(1,540,688)	-	(190,401)
Shares issued for exercise of warrants (Note 7)	8,384,369	2,096,092	-	-	-	2,096,092
Shares issued for exercise of compensation options (Note 7)	361,830	104,518	-	(39,957)	-	64,561
Shares issued for exercise of stock options (Note 7)	1,504,088	452,543	-	(153,013)	-	299,530
Share issuance costs (Note 7)	-	(3,125,462)	-	-	-	(3,125,462)
Issuance of common shares for exploration and evaluation assets (Notes 3 & 7)	37,583,329	20,878,331	(7,500,000)	-	-	13,378,331
Shares to be issued to acquire net profit interest (Note 3)	-	-	300,000	-	-	300,000
Stock-based compensation (Note 7)	-	-	-	2,444,534	-	2,444,534
Fair value of replacement options - Kesselrun acquisition	-	-	-	4,558	-	4,558
Fair value of expired warrants, compensation options and stock options (Note 7)	-	-	-	(1,315,040)	1,315,040	-
Loss and comprehensive loss for the period	-	-	-	-	(20,388,625)	(20,388,625)
Balance, December 31, 2025	496,825,290	161,790,773	300,000	7,384,771	(84,130,597)	85,344,947
Shares and units issued for private placement (Note 7)	99,459,611	114,708,300	-	1,190,000	-	115,898,300
Flow-through share premium liability (Note 6)	-	(25,194,650)	-	-	-	(25,194,650)
Share issuance costs (Note 7)	-	(3,596,740)	-	-	-	(3,596,740)
Shares issued for vesting of restricted share units (Note 7)	250,000	78,750	-	(78,750)	-	-
Shares issued for exercise of warrants (Note 7)	1,008,000	177,586	-	(46,546)	-	131,040
Shares issued for exercise of compensation options (Note 7)	1,205,674	756,845		(184,150)		572,695
Shares issued for exercise of stock options (Note 7)	4,890,801	4,468,793	-	(2,168,923)	-	2,299,870
Fair value of expired options (Note 7)	-	-	-	(4,558)	4,558	-
Shares issued for exploration and evaluation assets (Notes 3 and 7)	21,186	37,500	-	-	-	37,500
Stock-based compensation (Note 7)	-	-	-	3,523,176	-	3,523,176
Loss and comprehensive loss for the period	-	-	-	-	(13,338,985)	(13,338,985)
Balance, March 31, 2026	603,660,562	253,227,157	300,000	9,615,020	(97,465,024)	165,677,153

The accompanying notes are an integral part of these condensed consolidated financial statements

Gold X2 Mining Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Expressed in Canadian Dollars)

	Three months ended March 31,
	2026	2025
	$	$
		Restated
Cash flows from operating activities		(Note 13)
Loss for the period	(13,338,985)	(5,964,910)
Adjustments for:
Amortization and interest expense	68,663	17,536
Stock-based compensation	3,523,176	782,444
Accrued part XII.6 tax expense	-	59,245
Deferred income tax recovery	-	(298,146)
Other non-cash income (expenses)	(7,275)	16,558
Recovery of flow-through share premium	(1,865,767)	(1,645,624)
	(11,620,188)	(7,032,897)
Changes in non-cash working capital items:
Amounts receivable, prepaid expenses and deposits	(507,189)	(328,824)
Accounts payable and accrued liabilities	1,681,664	(9,812)
Cash and cash equivalents used in operating activities	(10,445,713)	(7,371,533)

Cash flows from investing activities
Exploration and evaluation assets and long-term deposits	(39,795)	271,877
Net profit interest payment	(60,000)	-
Right-of-use assets and equipment	(105,773)	-
Cash and cash equivalents generated from (used in) investing activities	(205,568)	271,877

Cash flows from financing activities
Private placement, net of share issuance costs	112,301,560	(9,801)
Proceeds from warrants exercised	131,040	2,073,585
Proceeds from compensation options exercised	572,695	125,527
Proceeds from stock options exercised	2,299,870	25,000
Repayment of lease obligations	(29,186)	(19,589)
Cash and cash equivalents generated from financing activities	115,275,979	2,194,722

Change in cash and cash equivalents	104,624,698	(4,904,934)
Cash and cash equivalents, beginning of period	12,601,306	15,379,270
Cash and cash equivalents, end of period (Note 11)	117,226,004	10,474,336

Supplemental cash flow information (Note 11)

The accompanying notes are integral part of these condensed consolidated interim financial statements

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Gold X2 Mining Inc. (the “Company”) (“Gold X2”) is a gold focused Canadian mineral exploration company. The Company’s primary business is the acquisition, exploration and evaluation of resource properties in Canada. Gold X2 currently holds title to the Moss Gold Project, Huronian Project, Hillcrest Project, and an option to earn into the Vanguard Project, Coldstream Project, and Star Lake Project located in Ontario, Canada. The Company’s head office is located at 450 Commerce Place, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6 and its registered and records office is at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, V6E 2J3.

These condensed consolidated interim financial statements have been prepared assuming the Company will continue on a going concern basis, meaning it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the ordinary course of operations. As at March 31, 2026, the Company had an accumulated deficit of $97,465,024 and incurred a loss of $13,338,985 for the three months ended March 31, 2026. The Company’s ability to continue as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet future obligations until such a time as the Company is profitable. The business of mining and exploration involves a high degree of risk and there can be no assurance that management’s plans will be successful. The Company currently is not generating any revenue. Whether and when the Company can obtain profitability and positive cash flows from its operations is uncertain. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

Statement of compliance

The Company’s condensed consolidated interim financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as applicable to interim financial reports including International Accounting Standards 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS as issued by the IASB.

The policies applied in these condensed consolidated interim financial statements are the same as those applied in the most recent annual financial statements and were consistently applied to all the periods presented.

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss (“FVTPL”), which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Basis of consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries Goldshore Mining Inc. (formerly Moss Lake Project Inc.) (“Goldshore”) and Kesselrun Resources Ltd (“Kesselrun”). Intercompany balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

The legal subsidiaries of the Company are as follows:

		Beneficial Ownership Interest
Name of Subsidiary	Place of Incorporation	March 31, 2026	December 31, 2025
Goldshore Mining Inc.	British Columbia, Canada	100%	100%
Kesselrun Resources Ltd	British Columbia, Canada	100%	100%

Presentation and functional currency

The presentation and functional currency of the Company and its subsidiaries is the Canadian dollar. All amounts in these condensed consolidated interim financial statements are expressed in Canadian dollars, unless otherwise indicated.

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Significant accounting judgments and estimates

The preparation of these condensed consolidated interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

In preparing these condensed consolidated interim financial statements, the Company applied the critical judgments and estimates disclosed in Note 2 of its audited consolidated financial statements for the year ended December 31, 2025.

Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

The IASB issued certain new accounting standards or amendments that are mandatory for accounting periods on or after January 1, 2026. The effect of such new accounting standards or amendments did not have a material impact on the Company and therefore the Company did not record any adjustments to the financial statements.

New and amended IFRS standards not yet effective

Certain new accounting standards or interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards and interpretations are not expected to have a material impact on the Company’s financial statements, except for IFRS 18 “Presentation and Disclosure in Financial Statements”.

IFRS 18 includes requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements and has an effective date of January 1, 2027. The effects of the adoption of IFRS 18 on the Company’s financial statements have not yet been determined.

3.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying amounts of acquisition costs as at March 31, 2026 and December 31, 2025 and exploration expenditures incurred during the three months ended March 31, 2026 and 2025:

	Moss Gold Project	Other Projects	Total
	$	$	$
Exploration and evaluation assets
Balance, December 31, 2024 (restated)	52,055,250	314,000	52,369,250
Acquisition costs	8,364,527	348,650	8,713,177
Acquisition cost- Coldstream Project	200,000	-	200,000
Acquisition costs – Huronian Project	16,497,028	-	16,497,028
Balance, December 31, 2025	77,116,805	662,650	77,779,455
Additions	9,672	67,623	77,295
Balance, March 31, 2026	77,126,477	730,273	77,856,750

Exploration and evaluation expenditures
Assays	1,194,613	-	1,194,613
Camp costs	872,363	-	872,363
Community	264,976	-	264,976
Consulting and salaries	1,320,532	-	1,320,532
Environmental consulting	1,324,748	-	1,324,748
Database management	123,068	-	123,068
Drilling	5,107,688	-	5,107,688
Office and sundry	97,189	-	97,189
Other costs	4,531	-	4,531
Three months ended March 31, 2026	10,309,708	-	10,309,708

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

Exploration and evaluation expenditures
Assays	596,060	-	596,060
Camp costs	401,254	-	401,254
Consulting and salaries	1,043,191	-	1,043,191
Database management	45,468	-	45,468
Drilling	2,426,672	-	2,426,672
Environmental consulting (1)	898,842		898,842
Geochemistry and geophysics	273,650	-	273,650
Government grant	(200,000)	-	(200,000)
Other costs	417,962	-	417,962
Three months ended March 31, 2025 (restated, Note 13)	5,903,099	-	5,903,099

(1) The figures have been reclassified to conform to current period’s presentation and $898,842 was reclassified from consulting and salaries to environmental consulting.

Moss Gold Project

On January 25, 2021, the Company entered into a purchase agreement with Moss Lake Gold Mines Ltd. and Wesdome Gold Mines Ltd. (“Wesdome”) to acquire a 100% interest in the Moss Gold Project located in Ontario, Canada (the “Transaction”). The Transaction closed on September 4, 2021 (“Closing”). In exchange for a 100% interest in the project, the Company will:

•	Pay $12,500,000 cash to Wesdome upon closing (paid);

•	Issue common shares with a fair value equal to the greater of a) $19,500,000 and b) 30% of the issued and outstanding common shares of the Company to Wesdome at closing (issued 30,085,000 common shares);

•	Issue $20,000,000 in common shares to Wesdome in the form of milestone payments consisting of:

○	$5,000,000 within 12 months of Closing (issued 8,333,333 common shares on June 6, 2022);
○	$7,500,000 upon the earlier of (i) the Company completing an updated Preliminary Economic Assessment (“PEA”) or pre-feasibility study; and (ii) 30 months from Closing (issued 12,500,000 common shares on December 4, 2023); and
○	$7,500,000 upon the earlier of (i) the Company completing a feasibility study, (ii) the date on which the Company makes a development decision on the Moss Gold Project, and (iii) 48 months from Closing (issued 12,500,000 common shares on May 30, 2025).

•	Grant to Wesdome a 1.0% net smelter royalty (“NSR”) on all metal production from the Moss Gold Project. The

Company had the right to repurchase the NSR for $7,500,000 ($5,500,000 cash payment and $2,000,000 common share issuance) between December 4, 2023 and September 4, 2025 (30 and 48 months after Closing). On May 26, 2025, the Company provided notice to Wesdome of its intent to repurchase the NSR. On July 21, 2025 the Company paid $5,500,000 cash payment and issued 3,333,333 common shares with a fair value of $0.415 per common share.

•	Grant Wesdome the option of representation on the Company’s Board of Directors with two appointees relative to Wesdome’s total share ownership of the Company (completed). This nomination right lapsed during the year ended December 31, 2024.

The Moss Gold Project carries an underlying advanced royalty commitment due quarterly until the project enters production, which was inherited from Wesdome at the time of acquisition, presented as other costs in the table above.

On May 1, 2025, the Company entered into an agreement to repurchase 1.5% of a 2.5% net profit interest (“NPI”) on the Moss Gold Project for a total purchase price of $1,590,000 through a combination of share consideration and cash payments over a term of 48-months. On August 1, 2025, the Company completed an initial share issuance of 1,000,000 common shares. Key terms of the option agreement are as follows:

1.	Monthly cash payments of $20,000 over four years (as at March 31, 2026, $220,000 has been paid);

2.	Issuance of 1,000,000 common shares (issued on August 1, 2025, at a value of $435,000, Note 7);

3.	On the fourth anniversary of the agreement date issue to the seller that number of common shares in the capital of the Company having a total value of $300,000.

The deferred payments were discounted using a rate of 12.95% per annum, resulting in a present value of $746,194 recognized as part of exploration and evaluation assets and a corresponding liability. As of March 31, 2026, the current portion of the liability was $171,264, the non-current portion was $436,184, and interest accretion of $20,521 was recorded during the three months ended March 31, 2026. After the NPI repurchase, the annual underlying advanced royalty commitment is $18,125, payable on a quarterly basis.

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

Moss Gold Project (continued)

Huronian Project

On November 28, 2025, the Company acquired a 100% interest in the Huronian Gold Project (“Huronian Project”), located adjacent to the Company’s Moss Gold Project in Northern Ontario, through the acquisition of all of the issued and outstanding common shares of Kesselrun for total consideration paid of $13,846,269 in cash and common shares of the Company.

The transaction closed on November 28, 2025. Under the terms of the arrangement, each Kesselrun shareholder received $0.02 in cash and 0.2152 of a Gold X2 common share. As part of the transaction, Gold X2 also assumed $2.0 million of Kesselrun’s outstanding debt and provided a $0.5 million interest-free bridge loan prior to closing. The acquisition enhances the regional scale and strategic potential of the Company’s Northern Ontario gold assets through consolidation of complementary land positions. The consideration paid on the acquisition of Kesselrun was accounted for as an acquisition of exploration and evaluation assets with the fair value of the shares issued valued using the market value of the Company’s shares on the date of change of control. The acquisition of Kesselrun was recorded in the accounts of the Company at its fair value determined as follows:

Consideration paid for 100% interest is as follows:
Cash paid to shareholders	$ 2,000,000
Common shares issued	11,339,998
Fair value of replacement options granted	4,558
Transaction costs	501,713
Total consideration paid	$13,846,269

Allocation of purchase price
Cash	$117,774
Amounts receivables	77,525
Huronian Project	16,497,028
Cash paid to settle Kesselrun debt	(2,000,000)
Inter-company loan	(500,000)
Accounts payable and accrued liabilities	(346,058)
Net assets acquired	$13,846,269

The Huronian Project carries various net smelter return (“NSR”) royalties ranging from 0.5% to 2.00%, some of which include buy-back provisions that allow the Company, at its option, to reduce the NSR. The total cost of the NSR’s if the Company were to exercise all of its buy-back rights is $3,834,000 for a total NSR of 1.50%. The Company retains a right of first refusal to acquire certain NSRs on the same terms and conditions as any arm’s length third-party offer.

Coldstream Property

On October 20, 2025, the Company entered into a property purchase agreement with an arms length party (the “Vendor”) to acquire all of the rights, title and interests in and to the mineral exploration property known as the Coldstream Property located in the Province of Ontario.

In consideration of the Coldstream Claims, the Company paid the Vendor an initial cash payment of $200,000, and on or before the date that is 12 months from the effective date, the Company will pay the Vendor a final cash payment of $200,000. Commencing from the execution of the purchase agreement until completion of the transaction, the Company will act as the operator of the Coldstream Property.

Upon completion of the transaction the Company will grant the Vendor a 2% net smelter returns royalty (the “NSR Royalty”) with respect the Coldstream Claims. The Company will have the right to re-purchase from the Vendor 1% of the NSR Royalty for $500,000 within 30 days of commercial production.

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

Other Projects

Star Lake Property

On January 9, 2026, the Company entered into a definitive agreement with Sky Gold Corp. to acquire, in stages, up to 100% of Sky Gold’s interest in an option agreement over the Star Lake Property. Pursuant to the agreement, the Company has the right to earn 50%, 75% and 100% of Sky Gold’s interests in the Option Agreement (the “Option Agreement”) between Sky Gold and a local prospector (the “Local Prospector”) on the terms outlined below. Upon acquisition of 100% of the option interest, Gold X2 will have the exclusive right to purchase a 100% interest in the mineral rights forming the Star Lake Property. Gold X2 will be the operator of the Star Lake property.

Stage 1 – Acquisition of 50% of the Option Interest: In order to acquire 50% of the Option Interest the Company must:

(i) provide $395,200 of assessment credits for the Stare Lake property, (which has been provided); (ii) issue Sky Gold shares of Gold X2 having a total value of $37,500 upon receipt of the TSX approval (issued) and another $37,500 at any time prior to Gold X2’s completion of the requirements for the 50% assignment of the interest; (iii) pay the Local Prospector $200,000 in either cash or shares, at the Company’s election and issue the Local Prospector shares of the Company having a total value of $25,000, in each case, by November 14, 2026; and (iv) complete Sky Gold’s exploration spend obligation under the underlying option agreement totaling $1,000,000 on or before March 14, 2028.

Stage 2 – Acquisition of 75% of the Option Interest: In order to acquire 75% of the Option Interest the Company must:

(i) incur an additional $250,000 exploration spend on the Star Lake property; (ii) issue Sky Gold shares of the Company having a total value of $100,000; and (iii) issue the Local Prospector shares of the Company having a total value of $50,000.

Stage 3 – Acquisition of 100% of the Option Interest: In order to acquire 100% of the Option Interest the Company must:

(i) incur an additional $250,000 exploration spend on the Star Lake property; (ii) issue Sky Gold shares of the Company having a total value of $125,000 and pay Sky Gold $250,000 in cash; and (iii) issue the Local Prospector shares of the Company having a total value of $50,000.

Exercising the Option: Upon acquiring 100% of the Option Interest, the Company may exercise its option to acquire the Star Lake property by issuing the Local Prospector that number of the Company’s shares having an aggregate value equal to the value of 125,000 shares of Sky Gold, determined as of the issuance date. Upon completion of the acquisition, the Local Prospector will retain a 2% NSR royalty on the Star Lake property and the Company will retain Sky Gold’s rights under the Option Agreement to purchase the NSR royalty from the Local Prospector in full for $3M. Additionally, the Company will be required to make minimum and advance royalty payments to the Local Prospector of $20,000 yearly from 2030-2033.

On February 19, 2026, the Company entered into an amendment agreement with Sky Gold to amend the definitive agreement dated January 9, 2026. The amendment establishes minimum issue prices for shares issued to satisfy dollar-denominated consideration under the definitive agreement of $0.90 per the Company’s share and $0.085 per Sky Gold share. All other terms and conditions of the definitive agreement remain unchanged and in full force and effect.

Vanguard Project

On July 5, 2022, as amended on May 29, 2023, May 21, 2024 and July 25, 2025, the Company executed an option agreement with Thunder Gold Corp. (“Thunder Gold”) to earn in to certain mining claims held by Thunder Gold in the Shebandowan greenstone belt known as the Vanguard Project (the “Vanguard Project”). The effective date of the agreement was July 28, 2022. Key terms of the option agreement are as follows:

1.	Total cash payments of an aggregate of $110,000 to Thunder Gold over 3 years, to be paid as follows:

a.	$10,000 within five days of July 28, 2022 (paid);

b.	an additional $20,000 on or before July 28, 2023, (paid);

c.	an additional $30,000 on or before July 28, 2024, (paid); and

d.	an additional $100,000 on or before July 28, 2025 (paid).

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

Other Projects (continued)

2.	Total share issuance of an aggregate of 1,500,000 common shares of the Company (each, a “Share”) (such Shares to be subject to resale restrictions) as follows:

a.	300,000 Shares within five days of the Effective Date (issued on August 2, 2022 at fair value of $81,000);

b.	An additional 300,000 Shares on or before July 28, 2023 (issued on July 28, 2023 at a fair value of $43,500);

c.	an additional 400,000 Shares on or before July 28, 2024 (issued on July 26, 2024 at a fair value of $110,000); and

d.	an additional 500,000 Shares on or before July 28, 2025 (issued on July 28, 2025 at a fair value of $220,000).

3.	Total incurred expenditures on the Vanguard Project of not less than $5,289,000 at any time as follows:

a.	$100,000 on or before January 28, 2023 (completed);

b.	an additional $120,000 on or before July 28, 2023 (completed);

c.	an additional $80,000 on or before July 28, 2024 (completed); and

d.	an additional $4,989,000 which may be incurred at any time, at the sole discretion of the Optionee.

4.	Other non-material administrative and technical matters guiding the earn in relationship between the Company and Thunder Gold.

Hillcrest Project

On May 8, 2023, the Company staked various claims located in Ontario which comprise the Hillcrest Project for acquisition costs of $19,500. During the year ended December 31, 2025, these claims lapsed, and the Company staked various claims, including the original cells and expanded areas, for acquisition costs of $28,650.

4.	RIGHT-OF-USE ASSETS AND EQUIPMENT

A continuity of the Company’s right-of-use assets and equipment is as follows:

	Right-of-use assets
	(vehicles and office)	Equipment	Total
	$	$	$
Balance, December 31, 2023 and 2024	468,181	33,256	501,437
Additions	165,976	203,796	369,772
Write-off	(66,231)	-	(66,231)
Balance, December 31, 2025	567,926	237,052	804,978
Additions	-	105,773	105,773
Dispositions	(198,666)	-	(198,666)
Balance, March 31, 2026	369,260	342,825	712,085

Accumulated amortization
Balance, December 31, 2024	276,424	33,256	309,680
Additions	73,754	27,933	101,687
Write-off	(49,673)	-	(49,673)
Balance, December 31, 2025	300,505	61,189	$361,694
Additions	22,575	19,840	42,415
Dispositions	(99,449)	-	(99,449)
Balance, March 31, 2026	223,631	81,029	$304,660
Net book value
Balance, December 31, 2025	267,421	175,863	443,284
Balance, March 31, 2026	145,629	261,796	407,425

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

5.	LEASE LIABILITIES

Leased assets are comprised of leased vehicles and office space leases. At acquisition, leased assets and liabilities are measured at the present value of the lease payments plus the anticipated exercise of renewal options, discounted using the rate implicit in the leases, which was determined to be 8% on a weighted average basis for the three months ended March 31, 2026 and the year ended December 31, 2025.

The Company’s lease liabilities are as follows:

	March 31, 2026	December 31, 2025
	$	$
Current portion of lease obligations	76,690	113,995
Non-current portion of lease obligations	77,726	170,372
Total	154,416	284,367

The lease liability interest expense recognized in the consolidated interiem statement of loss and comprehensive loss and lease payments recognized in the financing component of the statement of cash flows are as follows:

Balance, December 31, 2024	$203,754
Additions	165,975
Interest expense	16,957
Payments	(102,319)
Balance, December 31, 2025	$284,367
Terminations	(106,491)
Interest expense	5,726
Payments	(29,186)
Balance, March 31, 2026	$154,416

As at March 31, 2026, the Company is committed to minimum lease payments as follows:

March 31, 2026
$
Less than one year	76,690
One to five years	101,731
Total undiscounted lease liabilities	178,421

6.	FLOW-THROUGH PREMIUM LIABILITY

The following is a continuity of the Company’s flow-through premium liability:

	Issued	Issued	Issued
	October 2024	June 2025	February 2026	Total
	$	$	$	$
Balance, December 31, 2024	3,561,195	-	-	3,561,195

Settlement of flow-through share premium	(1,645,625)			(1,645,625)
Balance, March 31, 2025	1,915,570	-	-	1,915,570
Additions	-	4,167,165	-	4,167,165
Settlement of flow-through share premium	(1,915,570)	(3,169,856)	-	(5,085,426)
Balance, December 31, 2025	-	997,309	-	997,309
Additions	-	-	25,194,650	25,194,650
Settlement of flow-through share premium	-	(330,913)	(1,534,854)	(1,865,767)
Balance, March 31, 2026	-	666,396	23,659,796	24,326,192

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

6.	FLOW-THROUGH PREMIUM LIABILITY (continued)

	March 31, 2026	December 31, 2025
Breakdown of flow-through premium liability	$	$
Current portion	15,203,133	997,309
Non-current portion	9,123,059	-
Total	24,326,192	997,309

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”).

During the three months ended March 31, 2026, the Company amortized $1,865,767 of its flow-through share premium liabilities (three months ended March 31, 2025 - $1,645,624) upon incurring Qualifying CEE. The flow-through premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

As at March 31, 2026, the Company must spend on Qualifying CEE:

•	$24,316,892 by September 15, 2026;

•	$5,627,360 by December 31, 2026;

•	$63,288,301 by December 31, 2027.

During the three months ended March 31, 2026, the Company incurred $28,030 (three months ended March 31, 2025 - $101,358) in Part XII.6 tax in respect of unspent flow-through proceeds renounced in year 1 under the Look-Back Rule, in accordance with the Income Tax Act of Canada.

7.	SHARE CAPITAL AND RESERVES

Authorized share capital

Unlimited number of common shares without par value.

Details of common shares issued during the three months ended March 31, 2026

On February 19, 2026, the Company completed the first tranche of a non-brokered private placement and issued 23,800,0000 units of the Company at a price of $0.95 per unit for total gross proceeds of $22,610,000 and 16,666,666 charity flow-through common shares at a price of $1.233 for gross proceeds of $20,549,999. Each unit is comprised of one common share and one common share purchase warrant. Each warrant is exercisable for a period of two years from the date of issue to acquire one additional common share at a price of $1.42 per share and have a value of $1,190,000 based on the residual value method.

On February 26, 2026, the Company completed the second tranche of a non-brokered private placement and issued 58,992,945 charity flow-through common shares at a price of $1.233 for gross proceeds of $72,738,301. The total premium received from both tranches on the charity flow-through common shares issued was determined to be $25,194,650. In connection with the non-brokered private placements, the Company paid $3,596,740 of share issuance costs.

On March 13, 2026, the Company issued 21,186 shares with a fair value of $37,500 to Sky Gold pursuant to the Star Lake property acquisition agreement (Note 3).

During the three months ended March 31, 2026, 4,890,801 stock options were exercised into common shares at a weighted average exercise price of $0.47 for gross proceeds of $2,299,870.

During the three months ended March 31, 2026, the Company issued 250,000 common shares in connection with the vesting of 250,000 RSUs previously granted to a former officer of the Company.

During the three months ended March 31, 2026, 1,008,000 warrants were exercised into common shares at a weighted average exercise price of $0.13 for gross proceeds of $131,040.

During the three months ended March 31, 2026, 1,205,674 compensation options were exercised into common shares at an exercise price of $0.48 for gross proceeds of $572,695.

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

7.	SHARE CAPITAL AND RESERVES (continued)

Details of common shares issued during the year ended December 31, 2025

On May 30, 2025, the Company issued 12,500,000 common shares at a value of $0.60 per share for a total value of $7,500,000 to Wesdome Gold Mines Ltd. pursuant to its purchase agreement for the Moss Gold Project (Note 3).

On June 4, 2025, 600,000 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 409,191 common shares and an aggregate cash payment of $63,921. In connection with the vesting, a total of $71,079 was transferred from reserves to share capital.

On June 20, 2025, the Company completed a bought deal private placement for aggregate gross proceeds of $36,085,000. In connection with the private placement, the Company issued:

•	26,315,790 flow-through common shares at a price of $0.38 for gross proceeds of $10,000,000;

•	28,409,090 charity flow-through common shares at a price of $0.44 for gross proceeds of $12,500,000;

•	43,822,580 common shares at a price of $0.31 for gross proceeds of $13,585,000.

Based on the difference in price between flow-through shares and the Company’s common shares, management accounted for the premium paid on the flow-through shares on a residual basis as a flow-through premium liability of $4,167,165 (Note 6). In connection with the private placement, the Company paid the underwriters a cash commission of $2,038,395, paid fees of $159,915 and incurred other share issuance costs of $936,953.

On July 21, 2025, the Company issued 3,333,333 common shares with a fair value of $1,383,333 to Wesdome pursuant to its repurchase of the 1.0% NSR on all metal production from the Moss Gold Project (Note 3).

On July 28, 2025, the Company issued 500,000 common shares with a fair value of $220,000 to Thunder Gold Corp. pursuant to its option agreement for the Vanguard Project (Note 3).

On August 1, 2025, the Company issued 1,000,000 common shares with a fair value of $435,000 related to the agreement to repurchase 1.5% of a 2.5% NPI on the Moss Gold Project (Note 3).

On August 1, 2025, the Company issued an aggregate of 3,000,000 common shares pursuant to the vesting of 3,000,000 RSUs. In connection with the vesting, a total of $765,000 was transferred from reserves to share capital.

On November 28, 2025, the Company issued 20,249,996 common shares with a fair value of $11,339,998 as part of the consideration paid for the acquisition of Kesselrun (Note 3).

On December 8, 2025, 2,512,500 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 2,286,664 common shares and an aggregate cash payment of $126,476. In connection with the vesting, a total of $514,208 was transferred from reserves to share capital.

During the year ended December 31, 2025, 16,678,707 warrants were exercised into common shares at an exercise price of $0.25 for aggregate gross proceeds of $4,169,677.

During the year ended December 31, 2025, 1,100,224 compensation options were exercised into common shares at an average exercise price of $0.17, for aggregate gross proceeds of $190,088. In connection with the exercises, a total of $120,611 was transferred from reserves to share capital.

During the year ended December 31, 2025, 1,604,088 stock options were exercised into common shares at an average exercise price of $0.20 for gross proceeds of $324,530. In connection with the exercises, a total of $166,093 was transferred from reserves to share capital.

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

7.	SHARE CAPITAL AND RESERVES (continued)

Omnibus Incentive Plan

The Company adopted an Omnibus Incentive Plan on November 3, 2022 (the “Plan”), approved by shareholders at the Company’s annual general meeting on June 26, 2025. Under the Plan, the Company may grant its directors, officers, employees and consultants stock options, restricted share units, and deferred share units (together the “Share Based Compensation”) of the Company and which reserves up to 10% of its outstanding shares as Share Based Compensation. The exercise price shall not be less than the market value (“Market Value”) of the common shares of the Company as of the grant date. Market Value will be the closing trading price of the common shares on the day immediately preceding the grant date and may be less than this price if it is within the discounts permitted by the applicable regulatory authorities including the TSX Venture Exchange. The expiry date of an option shall be determined by the Board of Directors of the Company and shall be no later than the tenth anniversary of the grant date of such option. The vesting terms and conditions of stock options are determined by the Board of Directors.

Stock options

The following is a continuity of the Company’s stock options outstanding for the year ended December 31, 2025 and for the three months ended March 31, 2026:

	Weighted
	average
	exercise price	Number of options
Closing balance, December 31, 2024	$0.40	24,081,833
Granted	0.55	14,914,753
Exercised	0.20	(1,604,088)
Cancelled/Forfeited	0.78	(3,188,670)
Closing balance, December 31, 2025	$0.46	34,203,828
Granted	1.19	5,025,000
Exercised	0.47	(4,890,801)
Expired	1.72	(419,753)
Closing balance, March 31, 2026	$0.56	33,918,274

During the three months ended March 31, 2026, the Company recognized $2,035,895 (three months ended March 31, 2025 – $369,322) in stock-based compensation expense related to the vesting of stock options. During the three months ended March 31, 2026, the fair value of expired stock options of $4,558 was reclassified to deficit (three months ended March 31, 2025 – $Nil).

As at March 31, 2026, the Company had the following options outstanding:

				Remaining
	Options	Options		contractual life
Expiry date	outstanding	exercisable	Exercise price	(in years)
June 4, 2026	3,050,000	3,050,000	$0.65	0.18
November 23, 2026	100,000	100,000	$0.65	0.65
April 24, 2028	1,425,000	1,425,000	$0.25	2.07
December 22, 2028	1,698,273	960,246	$0.15	2.73
May 28, 2029	2,250,000	1,500,000	$0.23	3.16
November 28, 2029	6,041,667	1,875,000	$0.38	3.67
February 10, 2030	333,334	1	$0.38	3.87
September 2, 2030	325,000	108,333	$0.42	4.43
October 28, 2030	550,000	-	$0.51	4.61
November 6, 2030	11,770,000	-	$0.51	4.61
December 15, 2030	1,350,000	-	$0.64	4.71
January 29, 2031	2,925,000	-	$1.19	4.84
February 4, 2026	2,100,000	-	$1.19	4.85
Total	33,918,274	9,018,580

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

7.	SHARE CAPITAL AND RESERVES (continued)

The weighted average remaining contractual life of stock options outstanding at March 31, 2026 was 3.76 years (December 31, 2025 – 3.44 years).

The table below summarizes the weighted average fair value of stock options granted, exercised and the closing share price at the date of exercise during the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
Weighted average:
Fair value of stock options granted	$0.82	$0.21
Fair value of stock options exercised	$0.44	$0.13
Closing share price at the date of exercise	$1.42	$0.27

Stock options (continued)

Stock options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Three months ended March 31,
	2026	2025
Risk-free interest rate	2.94%	2.74%
Expected option life in years	5	5
Expected share price volatility	91.24%	86.23%
Grant date share price	$1.15	$0.32
Expected forfeiture rate	Nil	Nil
Expected dividend yield	Nil	Nil

Restricted Share Units (“RSUs”)

The following is a continuity of the Company’s RSU’s outstanding for the three months ended March 31, 2026 and year ended December 31, 2025:

	Value at
	grant date	Number of RSU’s
Closing balance, December 31, 2024	$0.26	6,237,500
Granted	0.51	4,945,000
Vested	0.26	(6,112,500)
Cancelled/ Forfeited	0.26	(125,000)
Closing balance, December 31, 2025	$0.51	4,945,000
Granted	1.28	4,215,000
Vested	0.32	(250,000)
Closing balance, March 31, 2026	$0.88	8,910,000

During the three months ended March 31, 2026, the Company recognized $1,487,281 (three months ended March 31, 2025 - $413,122) in stock-based compensation expense related to the vesting of RSU’s.

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

7.	SHARE CAPITAL AND RESERVES (continued)

As at March 31, 2026, the Company had the following RSU’s outstanding:

			Remaining
	RSU’s	Value at	vesting term
Vesting date	outstanding	grant date	(in years)
September 2, 2026	275,000	$0.42	0.42
October 28, 2026	50,000	$0.51	0.58
November 6, 2026	3,870,000	$0.51	0.60
December 2, 2026	500,000	$0.64	0.67
January 29, 2027	2,815,000	$1.38	0.83
February 4, 2027	1,400,000	$1.07	0.85
Total	8,910,000

Warrants

The following is a continuity of the Company’s warrants outstanding for the three months ended March 31, 2026 and for year ended December 31, 2025:

	Weighted average
	exercise price	Number of warrants
Closing balance, December 31, 2024	$0.24	18,039,657
Exercised	0.25	(16,678,707)
Expired	0.25	(352,950)
Closing balance, December 31, 2025	$0.13	1,008,000
Issued	1.42	23,800,000
Exercised	0.13	(1,008,000)
Closing balance, March 31, 2026	$1.42	23,800,000

During the three months ended March 31, 2026, the fair value of expired warrants of $Nil (three months ended March 31, 2025 – $80,654).

The weighted average remaining contractual life of warrants outstanding as at March 31, 2026 was 4.89 years (December 31, 2025 – 0.88 years).

Compensation options

The following is a continuity of the Company’s compensation options outstanding for the three months ended March 31, 2026 and for the year ended December 31, 2025:

	Weighted-average
	exercise price	Number of options
Closing balance, December 31, 2024	$0.35	2,717,789
Exercised	0.17	(1,100,224)
Closing balance, December 31, 2025	$0.48	1,617,565
Exercised	0.48	(1,205,674)
Closing balance, March 31, 2026	$0.48	411,891

As at March 31, 2026, the Company had the following compensation options outstanding:

	Compensation	Compensation		Remaining
	options	options		contractual life
Expiry date	outstanding	exercisable	Exercise price	(in years)
October 29, 2026	411,891	411,891	$0.48	0.58
Total	411,891	411,891

The weighted average remaining contractual life of compensation options outstanding at March 31, 2026 was 0.58 years (December 31, 2025 – 0.83 years).

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

	Salaries and	Share-based
	Consulting	compensation	Bonus	Total
Three months ended March 31, 2026	$	$	$	$
Michael Henrichsen, Chief Executive Officer	90,000	106,661	360,000	556,661
Michael Kanevsky, Chief Financial Officer	41,411	55,368	-	96,779
Peter Flindell, Chief Operation Officer(1)	77,500	55,225	-	132,725
Sam Gibson, Vice President Corporate Development	68,751	239,126	-	307,877
Juciane Gomes, Former Interim Chief Financial Officer	14,000	6,837	-	20,837
Board of Directors	63,750	337,517	-	401,267
Total	355,412	800,734	360,000	1,516,146

(1)   Salary recorded in exploration and evaluation expenditures in the statement of loss and comprehensive loss.

	Salaries and	Share-based
	Consulting	compensation	Bonus	Total
Three months ended March 31, 2025	$	$	$	$
Michael Henrichsen, Chief Executive Officer	75,000	130,506	-	205,506
Peter Flindell, Chief Operation Officer(1)	70,000	43,486	-	113,486
Sam Gibson, Vice President Corporate Development	55,000	59,452	-	114,452
Marlis Yassin, Former Chief Financial Officer	12,000	8,570	-	20,570
Erica Borgstrom, Former Chief Financial Officer	27,500	24,845	-	52,345
Board of Directors	-	143,856	-	143,856
Former Directors	-	20,953	-	20,953
Sentinel	-	1,979	-	1,979
Total	239,500	433,647	-	673,147

(1) Salary recorded in exploration and evaluation expenditures in the statement of loss and comprehensive loss.

Included in accounts payable and accrued liabilities at March 31, 2026 were the following amounts owed to related parties:

•	$30,000 to the Company’s Chief Executive Officer for compensation (December 31, 2025 - $353,476) and $13,695 for travel expenditures (December 31, 2025 - $13,737).

•	$3,061 to the Company’s Chief Financial Officer for travel expenditures (December 31, 2025 - $Nil).

•	$Nil to the Company’s Chief Operating Officer for compensation (December 31, 2025 - $227,345) and $3,050 for travel expenditures (December 31, 2025 - $7,345).

•	$15,060 to the Company’s Vice President Corporate Development for compensation (December 31, 2025 - $220,000).

The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

Under the terms of their management agreements, certain officers of the Company are entitled to ranges from 3 to 12 months of base pay in the event of their agreements being terminated without cause.

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

8.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

During the three months ended March 31, 2025, the Company was party to service agreement whereby it had contracted administrative, corporate and financial reporting services with Sentinel Corporate Services Inc. (“Sentinel”), a company controlled by a close family member of Marlis Yassin, the former Chief Financial Officer. During the three months ended March 31, 2025, the Company incurred related party expenses with Sentinel for administration, corporate and financial reporting services of $15,000. The agreement was in effect until April 30, 2025.

All transactions with related parties have occurred in the normal course of operations and are measured at the amount of consideration paid or received.

9.	FINANCIAL INSTRUMENTS

a)	Categories of financial instruments and fair value measurements

The Company’s financial assets and liabilities are classified as follows:

	March 31, 2026	December 31, 2025
	$	$
Financial assets:
Amortized cost
Cash and cash equivalents	117,226,004	12,601,306
Amounts receivable	1,293,129	541,304
Financial liabilities:
Amortized cost
Accounts payable and accrued liabilities	6,153,218	4,471,554
Other liabilities	607,448	646,927
Lease liabilities	154,416	284,367

Accounts payable and accrued liabilities include amounts due to and due from related parties (Note 8) and other liabilities. The Company’s cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments. Other liabilities recorded using effective interest rate method.

b)	Management of financial risks

The Company’s risk exposures arising from financial instruments and the impact on the Company’s consolidated financial statements are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at March 31, 2026, the Company was exposed to credit risk on its cash and cash equivalents and amounts receivable. The Company’s cash and cash equivalents are held with high credit quality financial institutions in Canada and amounts receivable are due from the Canada Revenue Agency, therefore management considers its exposure to credit risk to be low. The Company’s maximum exposure to credit risk is equal to the carrying amount of its cash and cash equivalents and amounts receivables.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company manages liquidity risk by maintaining adequate cash and managing its capital and expenditures. At March 31, 2026, the Company had cash and cash equivalents of $117,226,004 and accounts payable and accrued liabilities of $6,153,218 with contractual maturities of less than one year. The Company’s ability to continue as a going concern is dependent on management’s ability to raise financing until such time that the Company is profitable. The Company manages its liquidity risk by forecasting cash flows from operations and investing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. At March 31, 2026, the Company assessed its liquidity risk as low.

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

9.	FINANCIAL INSTRUMENTS (continued)

Market risk

The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk. The Company is not exposed to significant currency risk, interest rate risk or other price risk. There have been no changes to the Company’s market risk exposure since December 31, 2025.

10.	BASIC AND DILUTED LOSS PER COMMON SHARE

	Three months ended March 31,
	2026	2025
Basic weighted average number of common shares outstanding	539,307,976	337,577,714
Effect of outstanding securities	-	-
Diluted weighted average number of common shares outstanding	539,307,976	337,577,714

For the three months ended March 31, 2026 and 2025, the Company incurred a net loss and comprehensive loss. As such, diluted loss per share excludes any potential conversion of 33,918,274 (2025 – 24,481,833) stock options, 8,910,000 (2025 – 6,487,500) RSU’s, 23,800,000 (2025 – 9,745,319) warrants and 411,891 (2025 – 1,979,395) compensation options as they are anti-dilutive.

11.	SUPPLEMENTAL CASH FLOW INFORMATION

	March 31, 2026	December 31, 2025
Breakdown of cash and cash equivalents	$	$
Cash held in bank accounts	112,163,127	7,575,416
Guaranteed investment certificate	5,062,877	5,025,890
Total	117,226,004	12,601,306

	March 31, 2026	March 31, 2025
	$	$
Non-cash investing and financing activities:
Shares issued for exploration and evaluation assets	37,500	-
Interest received	354,549	68,735
Income taxes paid	-	-
Interest paid	-	-

12.	SEGMENT DISCLOSURES

The Company operates in a single operating segment in the geographic location of Canada. All of the Company’s non-current assets are located in Canada.

13.	CHANGE IN ACCOUNTING POLICY

During the year ended December 31, 2025, the Company adopted a new accounting policy with respect to exploration and evaluation assets and expenditures as described in Note 18 to the consolidated financial statements for the year ended December 31, 2025. In prior years the Company’s policy was to capitalize by property all costs directly related to the exploration and evaluation of mineral properties classified as exploration and evaluation assets. The Company has elected to change this accounting policy to expensing such costs as exploration expenses in profit and loss as incurred.

The new accounting policy has been applied in preparing the consolidated financial statements for the year ended December 31, 2025, the comparative information for the three months ended March 31, 2025, and the preparation of the reconciliation tables below.

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

13.	CHANGE IN ACCOUNTING POLICY (continued)

An explanation of how the transition from the amounts previously reported has affected the Company’s financial position, financial performance, and cash flows is set out below.

a)	Reconciliation of Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the three months ended March 31, 2025:

	As Previously Reported	Adjustment	As Restated
Exploration expenses	$-	$ 5,903,099	$ 5,903,099
Expenses	2,018,728	5,903,099	7,921,827
Loss before income taxes	359,957	5,903,099	6,263,056
Deferred income tax expense (recovery)	1,594,000	(1,892,146)	(298,146)
Loss and comprehensive loss	$1,953,957	$ 4,010,953	$ 5,964,910

b) Reconciliation of Consolidated Statements of Cash Flows

For the three months ended March 31, 2025:
	As Previously Reported	Adjustment	As Restated
Loss for the year	$(1,953,957)	$(4,010,953)	$(5,964,910)
Deferred income tax expense	1,594,000	(1,892,146)	(298,146)
Accounts payable and accrued liabilities	(102,071)	92,259	(9,812)
Cash flows used in operating activities	(1,560,693)	(5,810,840)	(7,371,533)
Mineral property acquisition, exploration and long-term deposits	(5,538,963)	5,810,840	271,877
Cash flows received from (used in) investing activities	(5,538,963)	5,810,840	271,877
Change in cash and cash equivalents	$(4,904,934)	-	$(4,904,934)

14.	SUBSEQUENT EVENTS

Stock Options Issued

Subsequent to March 31, 2026, the Company issued 400,000 stock options with a weighted-average exercise price of $1.62 per share to employees.

Stock Options Exercised

Subsequent to March 31, 2026, 2,541,666 stock options were exercised into common shares at a weighted average exercise price of $0.63 for gross proceeds of $1,597,250.

RSUs Issued

On April 1, 2026, the Company granted 100,000 RSUs to an employee. The RSUs vest on April 1, 2027.